Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$2,100,000.00	$82.53

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $775,244.18 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $82.53 is offset against the registration fee due for this offering and of which $775,161.65 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement To prospectus dated May 30, 2006, prospectus supplement dated May 30, 2006, product supplement no. 1150-I dated May 21, 2008 and underlying supplement no. 930 dated May 21, 2008	Registration Statement no. 333-134553 Dated May 21, 2008 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$2,100,000

100% Principal Protection Notes with Annual Interest and Contingent Return Linked to the Financial Select Sector SPDR® Fund

Summary Description

The 100% Principal Protection Notes with Annual Interest and Contingent Return Linked to the Financial Select Sector SPDR® Fund (the “Notes”) are designed for investors who seek principal protection, an annual interest payment of 3.00% and the payment of the Additional Amount if the Final Share Price is greater than or equal to the Contingent Strike Price. At maturity you will receive your principal and any accrued and unpaid interest payments plus the Additional Amount, which may be zero. The Additional Amount will be zero, unless the Final Share Price is greater than or equal to the Contingent Strike Price. If the Final Share Price is greater than or equal to the Contingent Strike Price, at maturity, you will receive your principal, any accrued and unpaid interest payments plus an Additional Amount equal to the product of the principal amount of your Notes and the Contingent Return.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Size:	$2,100,000
Pricing Date:	May 21, 2008
Settlement Date:	May 27, 2008
Final Valuation Date:	May 24, 2010 ††
Maturity Date:	May 27, 2010 ††
Term:	2 years
Index Fund:	The Financial Select Sector SPDR® Fund (“XLF”)
Underlying Index:	Financial Select Sector Index
Principal Protection:	100% if held to maturity.
Interest Rate:	3.00% per year paid annually and calculated on a 30/360 basis.
Interest Payment Dates:

Annually, starting on May 27, 2009 to, and including, the Maturity Date.

If any Interest Payment Date falls on a day that is not a business day, then any payment required to be made on such Interest Payment Date will instead be made on the first preceding day that is a business day; provided, however, that the final interest payment will be made with the Payment at Maturity.

Payment at Maturity (per $1,000):	At maturity, in addition to accrued and unpaid interest payments, you will receive a cash payment, per $1,000 principal amount Note, equal to the sum of (i) $1,000 and (ii) the Additional Amount (which may be zero).
Additional Amount (per $1,000):

The Additional Amount per $1,000 principal amount Note paid at maturity will equal:

(i)     if the Final Share Price is greater than or equal to the Contingent Strike Price,

$1,000 × Contingent Return; and

(ii)    if the Final Share Price is less than the Contingent Strike Price, zero.

Contingent Strike Price:	Initial Share Price × 105%. The Contingent Strike Price was $26.12 on the Pricing Date.
Contingent Return:	6.00%
Initial Share Price:	$24.88, which is the closing price per share of the Index Fund on the Pricing Date, divided by the Share Adjustment Factor.
Final Share Price:	The closing price per share of the Index Fund on the Final Valuation Date.
Share Adjustment Factor	1.0 on the Pricing Date, subject to adjustment under certain circumstances. see “Description of Notes – Anti-Dilution Adjustments” in the accompanying product supplement no. 1150-I for further information about these adjustments.
Denominations:	$1,000 per Note and integral multiples thereof
Minimum Investment:	$10,000
CUSIP:	5252M0ES2
ISIN:	US5252M0ES22

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 1150-I.

Investing in the 100% Principal Protection Notes with Annual Interest and Contingent Return Linked to the Financial Select Sector SPDR® Fund involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 1150-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 930 and “ Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 1150-I, underlying supplement no. 930 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$7.50	$992.50
Total	$2,100,000.00	$15,750.00	$2,084,250.00

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive a fee of 0.75% of the principal amount of the Notes and will use those fees to allow selling concessions to one or more brokers and/or dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

May 21, 2008	MTNI835

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 1150-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 930 (which describes the Index Fund, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 1150-I, underlying supplement no. 930, this pricing supplement, any other relevant terms supplement for complete details. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 1150-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1150-I and “Risk Factors” in the accompanying underlying supplement no. 930, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1150-I dated May 21, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508119771/d424b2.htm

•	Underlying supplement no. 930 dated May 21, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508119742/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

The Return On Your Investment in the Notes May Be Limited to Interest Payments: The return on the Notes at maturity is linked to the performance of the Index Fund and will depend on whether the Final Share Price is greater than or equal to the Contingent Strike Price. IF THE FINAL SHARE PRICE IS LESS THAN THE CONTINGENT STRIKE PRICE, YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES PLUS ANY ACCRUED AND UNPAID INTEREST PAYMENTS AT MATURITY.

•

Capped Appreciation Potential: The Notes are subject to a predetermined Contingent Return and, accordingly, any return on the Notes at maturity will be determined by whether the Final Share Price is greater than or equal to the Contingent Strike Price. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Subject to certain limitations, and based on certain factual representations received from us, in the opinion of Sidley Austin LLP, the Notes will be treated for U.S. federal income tax purposes as debt that is subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of 5.078%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 principal amount Note consists of the fixed annual interest payments and $1,073.95 due at maturity (which includes the final fixed annual interest payment).

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals, and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1150-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index Fund, any of the stocks held by the Index Fund or any of the stocks included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1150-I and in the “Risk Factors” section of the accompanying underlying supplement no. 930. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the principal amount of your Notes plus any accrued and unpaid interest payments if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

The Notes Might Not Pay More Than the Principal Amount Plus the Accrued and Unpaid Interest Payments: You may receive a lower Payment at Maturity than you would have received if you had invested in the Index Fund, any of the stocks held by the Index Fund, any of the stocks included in the Underlying Index or contracts related to the Index Fund. If the Final Share Price is less than the Contingent Strike Price, the Additional Amount will be zero. This will be true even if the price per share of the Index Fund was above or equal to the Contingent Strike Price at some time during the term of the Notes.

•

The Contingent Return Limits Your Potential Return: The appreciation potential of the Notes is limited to the Contingent Return, regardless of the performance of the Index Fund. The Additional Amount will be zero, and you will receive only the principal amount of your Notes plus any accrued and unpaid interest payments at maturity unless the Final Share Price is greater than or equal to the Contingent Strike Price. For example, if the Initial Share Price is $25, the Final Share Price is $30 (a return of 20% on the principal amount of your Notes) and the Contingent Strike Price is $26.25, the Additional Amount will equal the product of $1,000 and the Contingent Return of 6.00%.

•

No Dividend Payments or Voting Rights: As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks held by the Index Fund or stocks included in the Underlying Index would have.

•

Differences Between the Index Fund and the Underlying Index: The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and will reflect transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, because the shares of the Index Fund are traded on the American Stock Exchange and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and others of our affiliates may act as principals, agents or dealers in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $7.50 per $1,000 principal amount Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us, and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the Financial Select Sector Index: We are one of the companies that are represented in the Underlying Index, but we are not affiliated with any of the other companies whose stock is represented in the Underlying Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Underlying Index or your Notes. None of the money you pay us will go to any of the companies represented in the Underlying Index, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Price Per Share of the Index Fund or the Value of the Notes: We, our affiliates and our agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, and we, our affiliates and our agents express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and our agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

•

Creditworthiness of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

•	Tax Treatment: You should consider the tax consequences of investing in the Notes and you should consult your own tax advisor about your own tax situation before investing in the Notes.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their businesses, Lehman Brothers Holdings Inc. or its respective affiliates may from time to time express views on expected movements in the price per share of the Index Fund, in the price of stocks held by the Index Fund or the price of any stocks included in the Underlying Index. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Index Fund, any of the stocks held by the Index Fund or any of the stocks included in the Underlying Index.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the price per share of the Index Fund on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 1150-I and the accompanying underlying supplement no. 930.

•

The Closing Price Per Share of the Index Fund on the Final Valuation Date May be Below the Closing Price Per Share of the Index Fund on the Maturity Date or at Other Times During the Term of the Notes: Because the Final Share Price is calculated based on the closing price per share of the Index Fund on the Final Valuation Date and not on the Maturity Date or any other date during the term of the Notes, significant volatility in the closing price per share of the Index Fund at or around the time of the Final Valuation Date could materially affect the Payment at Maturity. For example, a significant decline in the closing price per share of the Index Fund on the Final Valuation Date could result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the closing price per share of the Index Fund on any date or dates subsequent to the Final Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you would receive by investing directly in the Index Fund, any of the stocks held by the Index Fund, any of the stocks included in the Underlying Index or contracts relating to the Index Fund, for which there is an active secondary market, the value of which could be realized other than in the manner in which the Payment at Maturity is determined.

•

Anti-Dilution Protection is Limited: The calculation agent will make adjustments to the Share Adjustment Factor for certain adjustment events affecting the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount on the Notes at their maturity, for a hypothetical range of performance of the Index Fund for Share Returns of –100% to +50% and assumes an Initial Share Price of $24.88, a Contingent Strike Price of $26.12, and reflects a Contingent Return of 6.00%. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis. Regardless of the other payment you receive at maturity, you will have received interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $60.00 over the term of the Notes.

Hypothetical Final Share Price	Hypothetical Share Return	Hypothetical Total Payment at Maturity per $1,000 Principal Amount Note*	Hypothetical Total Rate of Return*	Hypothetical Annualized Pre- Tax Rate of Return*
$0.00	-100%	$1,000.00	0.00%	0.00%
$6.22	-75%	$1,000.00	0.00%	0.00%
$12.44	-50%	$1,000.00	0.00%	0.00%
$13.68	-45%	$1,000.00	0.00%	0.00%
$14.93	-40%	$1,000.00	0.00%	0.00%
$16.17	-35%	$1,000.00	0.00%	0.00%
$17.42	-30%	$1,000.00	0.00%	0.00%
$18.66	-25%	$1,000.00	0.00%	0.00%
$19.90	-20%	$1,000.00	0.00%	0.00%
$21.15	-15%	$1,000.00	0.00%	0.00%
$22.39	-10%	$1,000.00	0.00%	0.00%
$23.64	-5%	$1,000.00	0.00%	0.00%
$24.88	0%	$1,000.00	0.00%	0.00%
$25.63	3%	$1,000.00	0.00%	0.00%
$26.12	5%	$1,060.00	6.00%	2.96%
$27.37	10%	$1,060.00	6.00%	2.96%
$28.61	15%	$1,060.00	6.00%	2.96%
$29.86	20%	$1,060.00	6.00%	2.96%
$31.10	25%	$1,060.00	6.00%	2.96%
$32.34	30%	$1,060.00	6.00%	2.96%
$33.59	35%	$1,060.00	6.00%	2.96%
$34.83	40%	$1,060.00	6.00%	2.96%
$36.08	45%	$1,060.00	6.00%	2.96%
$37.32	50%	$1,060.00	6.00%	2.96%
*	The hypothetical total Payment at Maturity does not include the annual interest payments.

Example 1* —The price per share of the Index Fund increases from the Initial Share Price of $24.88 to a Final Share Price of $27.37. Because the Final Share Price of $27.37 is greater than the Contingent Strike Price of $26.12, the Additional Amount is equal to $60.00 and the Payment at Maturity is equal to $1,060.00 per $1,000.00 principal amount Note.

Example 2* —The price per share of the Index Fund decreases from the Initial Share Price of $24.88 to a Final Share Price of $22.39. Because the Final Share Price is below the Initial Share Price, the Additional Amount is equal to $0 and the Payment at Maturity is equal to $1,000.00 per $1,000.00 principal amount Note (a zero return).

Example 3* —The price per share of the Index Fund increases from the Initial Share Price of $24.88 to a Final Share Price of $26.12. Because the Final Share Price is equal to the Contingent Strike Price, the Additional Amount is equal to $60.00 and the Payment at Maturity is equal to $1,060.00 per $1,000.00 principal amount Note.

Example 4* —The price per share of the Index Fund increases from the Initial Share Price of $24.88 to a Final Share Price of $25.63. Because the Final Share Price is below the Contingent Strike Price, the Additional Amount is equal to $0 and the Payment at Maturity is equal to $1,000.00 per $1,000.00 principal amount Note (a zero return).

*	The examples do not include the annual interest payments.

Historical Information

The following graph sets forth the daily historical performance of the Index Fund from May 21, 2003 through May 21, 2008. The closing price per share of the Index Fund on May 21, 2008 was $24.88.

We obtained the closing price per share of the Index Fund below from Bloomberg Financial Markets, and accordingly, we make no representation or warranty as to their accuracy or completeness. The historical price per share of the Index Fund should not be taken as an indication of future performance of the Index Fund or what the value of the Notes may be, and no assurance can be given as to the closing price per share of the Index Fund on the Final Valuation Date. We cannot give you assurance that the performance of the Index Fund will result in any amount in excess of the sum of the principal amount and the annual interest payments.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

We expect to deliver the Notes against payment on or about May 27, 2008, which is the fourth business day following the Pricing Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the Notes on the Pricing Date, it will be required, by virtue of the fact that the Notes initially will settle on the fourth business day following the Pricing Date, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.